EXHIBIT 1

FOR IMMEDIATE RELEASE	25 January 2012

WPP PLC (“WPP”)

JWT acquires majority stake in Jordanian marketing communications company

WPP announces that JWT, its wholly-owned global advertising and communications company, has acquired 51% of the shares in the capital of a newly incorporated Jordanian company which will acquire the assets of IDEA, a full service marketing communications company in Amman, Jordan, which has been JWT’s affiliate for the past 7 years. The new company will trade under the name JWT Jordan.

Based in Amman, Jordan, JWT Jordan is a full service marketing communications company with capabilities including strategic planning, advertising, digital marketing, activation and advocacy communications. The agency employs 27 people and major clients include HSBC, Zain Telecom and Nokia.

JWT Jordan’s unaudited revenues for the year ended 31 December 2011 were US$1.35 million.

This investment continues WPP’s strategy of developing its services in fast-growing markets and sectors. WPP companies (including associates) employ 3,500 people in the Middle East generating revenues of nearly US$400 million.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204